CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2015

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		March 31	December 31
	Notes	2015	2014

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$134,896	$123,608
Total non-current assets		134,896	123,608

Current assets
Available-for-sale financial assets	4	193	287
Amounts receivable and prepaid expenses	5	604	962
Restricted cash	6 (b)	1,276	1,206
Cash and cash equivalents	6 (a)	6,018	9,447
Total current assets		8,091	11,902

Total Assets		$142,987	$135,510

EQUITY

Capital and reserves
Share capital	7	$393,365	$389,227
Reserves		94,749	84,031
Deficit		(351,541)	(345,295)
Total Equity		136,573	127,963

LIABILITIES

Non-current liabilities
Deferred income taxes		195	1,514
Total non-current liabilities		195	1,514

Current liabilities
Payable to a related party	8 (b)	236	383
Trade and other payables	9	5,983	5,650
Total current liabilities		6,219	6,033

Total Liabilities		6,414	7,547

Total Equity and Liabilities		$142,987	$135,510

Continuance of Operations (note 1)
Commitments (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Income) Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended March 31
		2015	2014
	Notes		(note 2(b))

Expenses
Exploration and evaluation expenses	11	$2,074	$4,028
General and administrative expenses	11	1,816	2,670
Legal, accounting and audit		3,248	155
Share-based compensation	7 (c)	360	2,099
Loss from operating activities		7,498	8,952
Foreign exchange loss (gain)		84	(230)
Interest income		(18)	(241)
Loss before tax		7,564	8,481
Deferred Income tax		(1,318)	(18)
Loss for the period		$6,246	$8,463

Other comprehensive (income) loss
Items that may be reclassified subsequently to loss
Foreign exchange translation gain	7 (d)	(11,182)	(4,403)
Decrease in fair value of available-for-sale financial assets	4	92	–
Other comprehensive income for the period		$(11,090)	$(4,403)

Total comprehensive (income) loss for the period		$(4,844)	$4,060

Basic and diluted loss per common share	10	$0.05	$0.09

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Three months ended March 31
	Notes	2015	2014

Cash flows from operating activities
Loss for the period		$(6,246)	$(8,463)
Adjustments for items not affecting cash or operating activities:
Depreciation		76	74
Deferred income tax recovery		(1,318)	(18)
Foreign exchange loss (gain)		84	(56)
Interest received on cash held		(18)	(108)
Interest receivable on loan prior to settlement		–	(133)
Loss on disposal of plant and equipment		–	8
Share-based compensation		360	2,099
		(816)	1,866
Changes in non-cash working capital items
Restricted cash		37	–
Amounts receivable and prepaid expenses		364	63
Trade and other payables		68	(670)
Payable to related party		(147)	(158)
		322	(765)

Net cash used in operating activities		(6,740)	(7,362)

Cash flows from investing activities
Acquisition of plant and equipment	3	(28)	–
Interest received on cash held		18	108
Net cash (used in) from investing activities		(10)	108

Cash flows from financing activity
Special Warrants issued, net of issuance costs	7 (b)	3,406	–
Net cash from financing activity		3,406	–

Net decrease in cash and cash equivalents		(3,344)	(7,254)
Effect of exchange rate fluctuations on cash held		(85)	85
Cash and cash equivalents at beginning of the period		9,447	25,795

Cash and cash equivalents at end of the period	6 (a)	$6,018	$18,626

Non-cash investing and financing activities:
The Company converted Special Warrants on a one-for-one basis into common shares at no additional cost to holder (note 7(b))
The Group received title to mineral claims in settlement of a loan receivable in 2014 (note 3)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NorthernDynastyMineralsLtd.
CondensedConsolidatedInterimStatements of Changesin Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
			Equity
			settled	Foreign
			share-	currency
			based	translation	Investment	Special
	Number of		payments	reserve	revaluation	Warrants		Total
	shares	Amount	reserve	(note 7(d))	reserve	(note 7(b))	Deficit	equity

Balance at January 1, 2014	95,009,864	$389,227	$51,417	$7,234	$(2)	$–	$(313,948)	$133,928
Share-based compensation	–	–	2,099	–	–	–	–	2,099
Loss for the period	–	–	–	–	–	–	(8,463)	(8,463)
Other comprehensive income for the period	–	–	–	4,403	–	–	–	4,403
Total comprehensive loss								(4,060)

Balance at March 31, 2014	95,009,864	$389,227	$53,516	$11,637	$(2)	$–	$(322,411)	$131,967

Balance at January 1, 2015	95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963
Conversion of Special Warrants into common shares (note 7(b))	9,943,589	4,138	–	–	–	(4,138)	–	–
Special warrants issued, net of transaction costs	–	–	–	–	–	3,406	–	3,406
Share-based compensation	–	–	360	–	–	–	–	360
Loss for the period	–	–	–	–	–	–	(6,246)	(6,246)
Other comprehensive income for the period	–	–	–	11,182	(92)	–	–	11,090
Total comprehensive income								4,844

Balance at March 31, 2015	104,953,453	$393,365	$55,654	$28,361	$(86)	$10,820	$(351,541)	$136,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE- MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the period ended March 31, 2015, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations, and the underlying value and recoverability of the amounts shown for the Group’s mineral property interest, are entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As at March 31, 2015, the Group had $6.0 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company has appealed the Court’s decision to the 9th Circuit Court of Appeals. In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process violated FACA. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2014, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accordingly, accounting policies applied other than as noted in (e) below are the same as those applied in the Group’s annual financial statements. These Financial Statements were authorized for issue by the Audit and Risk Committee of the Board of Directors on May 14, 2015.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

Comparative information in the statement of loss and comprehensive loss has been adjusted to separately reflect legal, accounting and audit expenditures incurred by the Group in response to the EPA`s activities surrounding the Pebble Project. These expenditures were previously included under general and administrative expenditures. There is no impact on loss and comprehensive loss for the period or basic and diluted loss per share. Statements of financial position, cash flows and changes in equity are not affected.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of Incorporation	Principal Activity	Ownership
0796412 BC Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
3537137 Canada Inc.[1]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble Limited Partnership ("PLP") and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of PLP.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Wholly-owned subsidiary of PLP.	100% (indirect)
Pebble East Claims Corporation [3]	Alaska, USA	Holding Company. Wholly-owned subsidiary of PLP.	100% (indirect)
U5 Resources Inc.[4]	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes to the table above:

1.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
2.	Holds certain of the Pebble Project claims.
3.

Holds certain of the Pebble Project claims and claims located south and west of the Pebble Project claims. In January 2015, two of the Company’s wholly-owned subsidiaries, Kaskanak Inc. and its wholly-owned parent, Kaskanak Copper LLC, were merged with Pebble East Claims Corporation, with the latter surviving the merger.

4.	Holds certain mineral claims located north of the Pebble Project claims.

(d)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2014.

(e)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

As of January 1, 2015 the Group has not adopted any new amendments, interpretations, revised and new standards.

(f)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for the Group’s financial year commencing on January 1, 2016

•	Amendments to IAS 1, Presentation of Financial Statements
•	Amendments to IAS 16, Property, Plant and Equipment
•	Amendments to IAS 27, Separate Financial Statements
•	Amendments to IAS 28, Investments in Associates
•	Amendments to IAS 38, Intangible Assets
•	Amendments to IFRS 10, Consolidated Financial Statements
•	Amendments to IFRS 11, Joint Arrangements

The Group has not early adopted these revised standards and is currently assessing the impact, if any, that these amendments will have on the Group’s Financial Statements.

Effective for annual periods commencing on or after July 1, 2016

•	Annual improvements to IFRS 2012 – 2014 Cycle ("AIP 2012-2014")

The Group anticipates that AIP 2012-2014, which has amendments to five standards, will have no material effect on the Group’s consolidated financial statements.

Effective for annual periods commencing on or after January 1, 2018

•

IFRS 9, Financial Instruments ("IFRS 9"), replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking "expected loss" impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with early adoption permitted.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group anticipates that the adoption of IFRS 9 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business.

•

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which was issued by the IASB in May 2014, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. On April 28, 2015, the IASB tentatively decided to defer the effective date of IFRS 15 by one year with a narrow scope exposure draft to be issued for comment thereon.

The Group anticipates that the adoption of IFRS 15 will have no material impact on its financial statements given the extent of revenue from contracts with customers in the ordinary course of business.

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Three months ended March 31, 2015	Mineral property	Plant and	Total
	interest	equipment
Cost
Beginning balance	$112,541	$1,155	$113,696
Additions	–	28	28
Ending balance	$112,541	$1,183	$113,724

Accumulated depreciation
Beginning balance	$–	$(278)	$(278)
Charge for the period	–	(76)	(76)
Ending balance	$–	$(354)	$(354)

Foreign currency translation difference	21,343	183	21,526

Net carrying value – Ending balance	$133,884	$1,012	$134,896

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Three months ended March 31, 2014	Mineral property		Plant and		Total
	interest		equipment
Cost
Beginning balance	$106,697		$1,222		$107,919
Additions(1)	5,844		–		5,844
Disposals	–		(65)		(65)
Ending balance	$12,541		$1,157		$113,698

Accumulated depreciation
Beginning balance	$–		$–	$
					–
Charge for the period	–		(74)		(74)
Eliminated on disposal	–		5		5
Ending balance	$–		$(69)		$(69)

Foreign currency translation difference	$4,293		$47		$4,340

Net carrying value – Ending balance	$116,834	$	,135		$117,969

Net carrying value – Beginning balance	$106,827		$1,223		$108,050

(1)

Additions to mineral property interest during the three-month period ended March 31, 2014, represent the transfer to the Group of a 100% interest in certain mineral claims located north and north west of the Pebble Project in settlement of a loan to a third party.

The Group’s mineral property represents the Pebble Project and adjacent mineral claims, located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights relating to the Pebble Project were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. Until December 2013, the Pebble Partnership was under joint control and funded by the Group`s partner who provided approximately $595 million (US$573 million) in funding. The Group reacquired a 100% interest in the Pebble Partnership and control of the Pebble Project in December 2013.

4.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset is comprised of investments in marketable securities of Canadian publicly listed companies.

	March 31	December 31
	2015	2014
Marketable securities	$193	$287

The Group has determined the fair value of the marketable securities that comprise its available-for-sale financial assets using their quoted market prices, which are level 1 inputs in the fair value hierarchy.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	March 31	December 31
	2015	2014
Sales tax receivable	$76	$70
Amounts receivable	86	143
Prepaid expenses	442	749
Total	$604	$962

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	March 31	December 31
	2015	2014
Business and savings accounts	$5,700	$9,130
Guaranteed investment certificates	318	317
Total	$6,018	$9,447

(b)	Restricted Cash

At March 31, 2015, restricted cash in the amount of $1,276 (December 31, 2014 – $1,206) was held by the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken when it was subject to joint control. This cash is not available for general use by the Group. The Group has a current obligation (note 9) to refund any unutilized balance upon the earlier of (i) sixty days from the date of completion of demobilization and (ii) December 31, 2015.

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At March 31, 2015, the Company’s authorized share capital comprised an unlimited (2014 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Special Warrants

In December 2014, the Company initiated a private placement financing (the “Private Placement”) of 35,962,735 share purchase warrants (the "Special Warrants") at a price of $0.431 per Special Warrant for gross proceeds of approximately $15,500, of which $11,905 was received in December 2014 and $3,595 was received in January 2015. The Group incurred a total of $542 in advisory, finders, regulatory, and legal fees on the Private Placement, of which $353 was incurred in December 2014 and $189 in January 2015.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Continuity of Special Warrants	Number
Balance at January 1, 2015	27,622,642
Issued January 2, 2015	1,160,093
Issued January 12, 2015	7,180,000
Automatic conversion	(9,943,589)
Balance at March 31, 2015	26,019,146

Each Special Warrant will convert, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of a two year period from the issuance date. During the three month period ended March 31, 2015, the Company issued 9,943,589 of its common shares upon the automatic conversion of 9,943,589 Special Warrants.

The Special Warrants do not confer on their holders any right as a shareholder of the Company, including but not limited to any right to vote at any meeting of shareholders or any other proceedings of the Company, other than meetings by holders of Special Warrants, or any right to receive any dividend or other distribution.

(c)	Share Purchase Option Compensation Plan

The following reconciles share purchase options ("Options") outstanding for the three months ended March 31, 2015 and 2014:

	2015		2014
				Weighted
		Weighted		average
		average		exercise
	Number of	exercise price	Number of	price
Continuity of Options	Options	($/Option)	Options	($/Option)
Balance at beginning of period	7,687,000	1.95	3,735,700	4.13
Granted	–	–	4,494,600	1.77
Expired	–	–	(1,825,100)	5.13
Forfeited	(110,000)	2.53	(500)	1.77
Balance at end of period	7,577,000	1.94	6,404,700	2.19

For the Options granted during the three month period ended on March 31, 2014, the weighted average fair value was estimated at $0.85 per option and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions
Risk-free interest rate	1.50%
Expected life	4.45 years
Expected volatility	68%
Grant date share price	$1.65
Expected dividend yield	Nil

The following table summarizes information about Options outstanding at March 31, 2015:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise	Number of	exercise	contractual	Number of	exercise	contractual
prices	Options	price	life	Options	price	life
($)	outstanding	($/Option)	(years)	exercisable	($/Option)	(years)
0.72	200,000	0.72	4.46	66,667	0.72	4.46
0.89	1,180,500	0.89	3.95	401,834	0.89	3.96
1.77	4,412,400	1.77	3.39	4,412,400	1.77	3.39
3.00	1,757,100	3.00	0.79	1,757,100	3.00	0.79
15.44	27,000	15.44	0.96	27,000	15.44	0.96
	7,577,000	1.94	2.89	6,665,001	2.09	2.74

(d)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results and net assets of the Pebble Partnership and U5 Resources Inc., which have a US dollar functional currency, to the Group’s reporting currency which is the Canadian dollar.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details of transactions and balance with other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel, being directors and senior management including the Senior Vice President, Corporate Development, Vice President ("VP") Corporate Communications, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership and Chairman of Pebble Mines Corp. was as follows:

	Three months ended March 31
Compensation	2015	2014
Short-term employee benefits (i)	$608	$993
Share-based compensation	266	1,487
Total	$874	$2,406

(i)

Short-term employee benefits include salaries, directors’ fees and amounts paid to HDSI (see (b)(i)) for services provided to the Group by certain HDSI personnel who serve as executive directors and officers for the Group.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Transactions and Balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Three months ended March 31
Transactions	2015	2014
Entity with significant influence (i)
Services rendered to the Group	$1,034	$1,465
Reimbursement of third party expenses incurred on behalf of the Group	103	298
Total paid by the Group	$1,137	$1,763

	March 31	December 31
Balances payable to related parties	2015	2014
Entity with significant influence over the Group (i)	$236	$383
Total	$236	$383

(i)

Hunter Dickinson Services Inc. ("HDSI"), a private company, provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. The Group may make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

9.	TRADE AND OTHER PAYABLES

	March 31	December 31
Falling due within the year	2015	2014
Trade	$4,707	$4,444
Other (note 6(b))	1,276	1,206
Total	$5,983	$5,650

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Three months ended March 31
	2015	2014
Loss attributable to common shareholders	$6,246	$8,463
Weighted average number of common shares outstanding and common share equivalents (000s)	130,082	95,010

Due to their mandatory conversion requirements with no additional payments, Special Warrants (note 7(b)) are included in the calculation of basic loss per share. Diluted loss per share does not include the effect of share purchase options outstanding as they are anti-dilutive.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

11.	EMPLOYMENT COSTS

The amount of salaries and benefits included in expenses are as follows:

	Three months ended March 31
	2015	2014
Exploration and evaluation expenses	$507	$981
General and administration expenses	1,377	1,497
Share-based compensation	360	2,099
Total	$2,244	$4,577

12.	COMMITMENTS AND CONTINGENCIES

The Group has the following commitments as of March 31, 2015:

		2015
		(Post reporting
		period)		2016		Total
		(000s)		(000s)		(000s)
Anchorage office lease (i)	US$	358	US$	407	US$	765
Anchorage communication lease (ii)		48		–		48
Pebble Project site lease (iii)		65		–		65
Total	US$	471	US$	407	US$	878
Total in Canadian dollars (iv)		$597		$516		$1,113

(i)	Original term of 5 years expires on October 31, 2016.

(ii)	Lease term expires on July 31, 2015.

(iii)	Lease for accommodation at site, expires on April 30, 2015.

(iv)	Converted at closing rate of $1.2666/US$ on March 31, 2015, as per Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent of approximately US$218,000 ($277). The term of the sub-lease expires on October 31, 2016.